**Room 4561**

January 12, 2007

Desmond Ross
President
Quantum Ventures, Inc.
c/o Nevada Agency & Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

**Re:  Quantum Ventures, Inc.**
     **Amendment No. 8 to Registration Statement on Form SB-2 filed January 8, 2007**
     **File No. 333-119146**

Dear Mr. Ross:

        This is to advise you that a preliminary review of the amendment to the registration statement indicates that it fails in various respects to comply with the requirements of the Securities Act, the rules and regulations under that Act and the requirements of the form.  For this reason, we will not perform a detailed examination of the filing, and we will not issue any comments other than the comments specified below because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Amendment No. 8 to Registration Statement on Form SB-2

1.      We note that you have not included financial statements for all necessary periods in this filing.  Please refile your registration statement with appropriate financial statements pursuant to Item 310(g) of Regulation S-B and revise your disclosure as necessary.

2.      Please indicate on the consent of your independent accountants the date on which such consent was executed.

3.      Please include an auditor's report that speaks to your audited financial statements.  We note that the audit report included in your filing references Empirical Ventures.

\*       \*       \*       \*

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Please be advised that if you amend to respond appropriately to the foregoing comments, we expect to conduct a full review of your filing.

You may contact Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara Jacobs
Assistant Director

cc:     Via Facsimile
        Joseph I. Emas, Attorney at Law
        1224 Washington Avenue
        Miami Beach, Florida 33139
        Telephone: (305) 531-1174
        Fax: (305) 531-1274